FEDERAL INSURANCE COMPANY

Endorsement No: 11

Bond Number: 70437025

NAME OF ASSURED: TRUST FOR PROFESSIONAL MANAGERS

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Performance Trust Credit Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 11, 2021   By _____
                                                        Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 12

Bond Number: 70437025

NAME OF ASSURED: TRUST FOR PROFESSIONAL MANAGERS

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Mairs & Power Minnesota Municipal Bond ETF

This Endorsement applies to loss discovered after 12:01 a.m. on March 10, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 9, 2021

By __

Authorized Representative

Renewal of Fidelity Bond

WHEREAS, the Board has considered all factors deemed relevant in approving fidelity bond coverage for the Trust, including, but not limited to, the existing and projected value of the aggregate assets of the Trust to which any covered person may have access, the amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping for such assets and the nature of the securities held by the Trust; now therefore, it is

RESOLVED, that the Trust's fidelity bond policy with Chubb be renewed in the amount of $2,500,000 with an annual premium amount not to exceed $7,000, for an additional one-year term expiring on August 31, 2021. The premium shall be allocated such that 50% is divided equally among all Funds in the Trust and 50% is allocated based upon the gross assets of each Fund in the Trust as of August 31, 2020; and it is

FURTHER RESOLVED, that subject to the ratification of the Trustees, the officers of the Trust be, and they hereby are, authorized to increase the amount of such fidelity bond coverage as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and it is

FURTHER RESOLVED, that any officer of the Trust is authorized to make any and all payments and do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the foregoing resolutions.

Trust for Professional Managers

Rule 17g-1(g)(1)

A premium of $7,000 has been paid by the Trust for Professional Managers for $2,500,000 of Fidelity Bond coverage. The Fidelity Bond Policy covers the period August 31, 2020 to August 31, 2021.